Exhibit 1

FOR IMMEDIATE RELEASE	22 MAY 2015

WPP PLC (“WPP”)

Always agrees to acquire integrated marketing company 3ree in Singapore

WPP announces that Always Marketing Services, China’s leading field and shopper marketing company, has agreed to acquire 3ree, an integrated marketing company based in Singapore.

Founded in 2010 by Tan Li Li and Isabel Cheong, 3ree offers event management, sourcing and production of marketing premiums, project management for exhibitions and activations, and design and creative services, as well as digital marketing.

3ree has implemented projects in key Asian markets, including Malaysia, Indonesia, Vietnam, India, Japan, Korea and Australia. Clients include Microsoft, Mitsubishi Electronic, Seagate and StarHub.

Always, which is majority-owned by J. Walter Thompson, offers trade marketing, including merchandiser management and retail audit; retail marketing, including promoter management, in-store activation and retail environment designs; as well as shopper marketing, including point of sale design, events and road shows, as well as premium design and production.

This acquisition marks a further step towards WPP’s declared goal of developing its networks in fast-growth markets and sectors.

In Greater China, WPP companies (including associates) have revenue of US$1.5 billion and employ 15,000 people. In the Asia Pacific region, WPP companies (including associates) generate revenues of US$5 billion and employ around 50,000 people.

Contact:

Feona McEwan, WPP London	+44 (0)207 408 2204
Belinda Rabano, WPP Asia Pacific	+86 10 8520 3066